                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2002

                                     ALSTOM
             (Exact Name of Registrant as Specified in its Charter)

                  25, avenue Kléber, 75116 Paris, France
              (Address of Registrant's Principal Executive Office)

      (Indicate by check mark whether the  Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F)

      Form 20-F   X                    Form 40-F
                -----                            -----

      (Indicate  by  check  mark  whether  the  Registrant,  by  furnishing  the information  contained in this Form, is also thereby  furnishing the information to the Commission  pursuant to Rule 12g3-2(b) under the Securities  Exchange Act of 1934)

      Yes                              No   X
          -----                           -----

      (If "Yes" is  marked,  indicate  below  the file  number  assigned  to the
Registrant in connection with Rule 12g3-2(b):____ )

ENCLOSURES:

Press release dated July 5, 2002, "ALSTOM Chosen for the Second Line of the Barcelona Tram".........................................................3

Press release dated July 16, 2002, "Orders and Sales for the First
Quarter of Fiscal Year 02/03 Ended 30 June 2002"...............................4

                                                                     5 July 2002

                                  ALSTOM CHOSEN
                    FOR THE SECOND LINE OF THE BARCELONA TRAM

ATM (Autoritat del Transport  Metropolita),  the local transportation  authority acting on behalf of the Regional  Government of Catalunya,  the  Municipality of
Barcelona and other local Municipalities and Authorities, has chosen the TRAMmet consortium,  which  includes  ALSTOM,  for the  concession  to build and operate
Barcelona's second tramway line.

ALSTOM will supply 18  CITADISTM  tramsets,  and be  responsible  for the system engineering,  energy substations,  telecommunication,  ticketing,  road and rail signaling,  workshop equipment and project  management of the  electromechanical package. ALSTOM's share as supplier to this project amounts to 93 million euros.

Other  members  of the  TRAMmet  consortium  include : FCC  Construcción,
Marfina,   Arande,   COMSA,   ACCIONA   NECSO   Group,   Soler  I  Sauret,   CGT
Corporación  General de Transportes,  CGEA-CONNEX,  GUIAVIA,  Bansabadell
Inversió Desenvolupament, and Société Générale.

The first  phase of the new line is  scheduled  to enter  commercial  service in
March 2004, in time for the Forum 2004 exhibition.

The tramsets will be built in the ALSTOM factory in Barcelona.

In  April  2000,  ALSTOM  was  chosen  by ATM to  supply  similar  services  and electromechanical  equipment,  including 19 CITADISTM tramsets for a total of 92 million euros, for the first tramway line being built in Barcelona. This line is expected to start commercial operation at the end of 2003.

ALSTOM IS THE GLOBAL  SPECIALIST  IN ENERGY AND  TRANSPORT  INFRASTRUCTURE.  THE
COMPANY  SERVES THE ENERGY MARKET  THROUGH ITS ACTIVITIES IN THE FIELDS OF POWER
GENERATION AND POWER  TRANSMISSION  AND  DISTRIBUTION,  AND THE TRANSPORT MARKET
THROUGH ITS  ACTIVITIES IN RAIL AND MARINE.  IN FISCAL YEAR 2001/02,  ALSTOM HAD
ANNUAL SALES IN EXCESS OF € 23 BILLION AND EMPLOYED  118,000 PEOPLE IN OVER
70 COUNTRIES.
ALSTOM IS LISTED ON THE PARIS, LONDON AND NEW YORK STOCK EXCHANGES.
ALSTOM'S  TRANSPORT  SECTOR,  WITH  ANNUAL  SALES OF € 4.4  BILLION,  IS AN
INTERNATIONALLY LEADING SUPPLIER OF ROLLING STOCK, INFORMATION SYSTEMS, SERVICES
AND COMPLETE TURNKEY SYSTEMS TO THE RAIL INDUSTRY.

Press enquiries:     S. Gagneraud / G. Tourvieille
                     (Tel. +33 1 47 55 25 87) - internet.press@chq.alstom.com
Investor relations:  E. Rocolle-Teyssier
                     (Tel.+33 1 47 55 21 70) - investor.relations@chq.alstom.com internet: www.alstom.com

Press Information

                                                                    16 July 2002
                                ORDERS AND SALES
                   FOR THE FIRST QUARTER OF FISCAL YEAR 02/03
                               ENDED 30 JUNE 2002

O  ORDERS RECEIVED UP 11% ON A COMPARABLE BASIS.
O  SALES DOWN 2% ON A COMPARABLE BASIS
O  BACKLOG AT € 35 BILLION REPRESENTING 19 MONTHS OF SALES.

                     ---------------------------------------------------------------------------
in € million                 ORDERS RECEIVED                            SALES
                     ---------------------------------------------------------------------------
                         Q1      Q4 01/02     Q1      Q1/Q1      Q1       Q4       Q1      Q1/Q1
                        01/02                02/03              01/02    01/02    02/03
------------------------------------------------------------------------------------------------
POWER                   2,599       1,881    2,879     +11%     3,290    3,205    2,932     -11%
------------------------------------------------------------------------------------------------
T&D (1)             1,087         910    1,092       0%       746    1,049      824     +10%
------------------------------------------------------------------------------------------------
TRANSPORT               1,353       1,549    1,624     +20%       916    1,301    1,116     +22%
------------------------------------------------------------------------------------------------
MARINE                      5         233       19       NA       332      405      343       NA
------------------------------------------------------------------------------------------------
OTHERS                     73          95       60       NA       105      102       54       NA
------------------------------------------------------------------------------------------------
TOTAL COMPARABLE        5,117       4,668    5,674     +11%     5,389    6,062    5,269      -2%
------------------------------------------------------------------------------------------------
DISCONTINUED(2)         1,108                            NA       661                         NA
------------------------------------------------------------------------------------------------
TOTAL                   6,225       4,668    5,674      -9%     6,050    6,062    5,269     -13%
------------------------------------------------------------------------------------------------

Unaudited Reported Figures
(1) Including Power Conversion
(2) Including Contracting and GTRM

Commenting on the First Quarter Orders and Sales, announced this morning, Pierre
Bilger, Chairman and Chief Executive Officer of ALSTOM stated:

"The good level of orders in the first quarter of fiscal year 02/03  compared to the same  period  last  year and to the  previous  quarter  is  encouraging.  It confirms our customers' confidence in our products and we believe that ALSTOM is resisting well to the current, challenging, economic environment.

Also,  during  the  quarter  ending 30 June  2002 we met the  first  significant milestone of the Restore Value plan,  the rights issue,  which was  successfully concluded despite difficult stock market conditions.

We maintain our efforts and continue to focus on free cash flow and  improvement in operating margins in order to meet our objectives."

OVERVIEW

ORDERS  received for the first  quarter of fiscal year 02/03  amounted to €
5,675 million,  an increase of 11 % on a comparable basis versus the same period of last  fiscal  year.  On a  reported  basis,  the  decline of 9% is due to the disposal of GTRM and Contracting.  Versus the previous quarter, the last quarter of fiscal year 01/02, orders were up 22%.

Most geographical regions improved except the US, principally due to lower Power orders (see page 6).

SALES amount to € 5,269 million,  down 2% on a comparable  basis mainly due to a decline of revenues in the Gas activities in Power.

CURRENCY EFFECT - During the first quarter of fiscal year 02/03, orders received were impacted by translation effects between Euro and non-Euro  currencies.  The impact is -3.5% on orders  received and -3.8% on sales.  These  translations  of foreign  currencies  versus Euro are due to a fall in value of currencies versus the Euro in June 2002 (USD by 8.5% and GBP by 4.4% versus June 2001).

THE RIGHTS ISSUE  launched on May 28th was the first step in the  implementation of the  `Restore  Value'  plan  whose aim is to  enhance  the  balance  sheet by generating  cash  proceeds  of around  €  2.1bn by March 2003 and achieve a gearing of 20% by March  2005.  The  capital  increase of € 636 million was fully subscribed, despite particularly challenging market conditions.

COMMENTS BY SECTOR

POWER

In Power, during the first quarter of fiscal year 02/03, orders received grew to
€ 2,879  million,  an increase of 53 % versus the  previous  quarter and an increase of 11% versus the first quarter of fiscal year 01/02.  This encouraging performance was achieved despite a general slowdown in new equipment  investment in the US.

In Q1, the main orders received were:

o  Turnkey contract with Gaz de France of a total value of approximately  €
   450  million  for the supply of a 800 MW gas fired power plant to be built at
   Dunkirk (France), which includes a maintenance contract;
o  Steam turbine retrofit for Virginia Power in the US;

o  Contract for a combined  cycle power plant for EVN in Vietnam,  including 2 x
   GT13E2;
o  2 x GT13 E2 for Naoc JV in Nigeria;
o  Power plant refurbishment contract for CS Energy in Australia.

Sales in Power  amounted to €  2,932 million in the first quarter of fiscal year  02/03,  a decrease  of 11% versus the first  quarter of fiscal year 01/02, reflecting the decline in deliveries of the GT 24/26.

TRANSMISSION AND DISTRIBUTION (T&D)

Orders  received  in the first  quarter of fiscal  year 02/03  increased  by 20%
versus  previous  quarter at € 1,092  million and remained  flat versus the same period of last fiscal  year.  As of 1st April 2002,  Power  Conversion  was integrated  in T&D in order to extract  synergies  from their  complementary products  and  markets  (all  T&D  figures  are  presented  including  Power
Conversion).

In Q1, the main orders received were:
o  Substations (extension 200 kV and 500 kV) for Transelec in Chile;
o  18 distribution sub-stations for CFE, the state electrical utility in Mexico;
o  Supply of  protection  and control  products for the National Grid Company in the UK.

T&D sales amounted to € 824 million in the first quarter of fiscal year
02/03, an increase of 11 % versus the first quarter of fiscal year 01/02, itself a relatively low quarter.

T&D   continued   its   industrial   reorganisation   to   improve   product
standardisation and specialisation of manufacturing sites.

TRANSPORT

Orders  received by Transport in the first quarter of fiscal year 02/03 amounted to € 1,624  million,  an increase of 5% versus the previous  quarter.  On a comparable  basis versus the same period of last year,  orders increased by 20%.
On a reported basis, orders decreased 10% versus Q1 of fiscal year 01/02 because of the disposal of GTRM.

This  significant  increase  reflects a buoyant  market in rolling  stock as the result of continuing  urbanisation and the consequent  increase of investment in urban and suburban rail  infrastructure.  Transport registered several successes world-wide, notably in Northern Europe and in the US.

In Q1, the main orders received were:
o  55 suburban trains in Sweden;
o  62 new metro cars for Washington D.C. (US);
o  135 coach cars for New Jersey Transit (US);
o  20 suburban trains and 8 pendolino trainsets in Finland;
o  Nanjing metro in China
o  Major service orders in Australia and Ireland.

Sales in  Transport  amounted to €  1,116  million in the first  quarter of fiscal year 02/03.  On a comparable  basis versus the same period last year, and as a consequence  of to the favourable  trend in orders  received in past fiscal years,  the increase was 22%. The increase on a reported  basis was only 12% due to the disposal of GTRM.

MARINE

Orders  received by Marine in the first quarter of fiscal year 02/03 amounted to
€  19 million,  versus € 5 million in the first quarter of fiscal year
01/02.  The orderbook still  represents  approximately  two years of sales,  and there is now renewed interest in new cruise ship ordering.

Sales  remained  flat at € 343 million in the first  quarter of fiscal year
02/03 versus the same period of last fiscal year. In the first quarter of fiscal year 02/03,  Marine delivered two  cruise-ships,  the EUROPEAN STARS to Festival and the  CONSTELLATION  to RCCL.  Marine also progressed in the  construction of other vessels, such as QUEEN MARY II for Cunard and CRYSTAL SERENITY for NYK.

OUTLOOK

The  encouraging  order intake  performance  in the first quarter of the current fiscal year,  gives  confidence  that we can maintain an overall stable level of orders  and sales for the full ear,  despite  our  expectation  of a  continuing uncertain economic environment.

                                        *
                                       * *

CONTACTS

Press enquiries:     G. Tourvieille
                     (Tel. +33 1 47 55 23 15)
                     gilles.tourvieille@chq.alstom.com

Investor relations:  E. Rocolle-Teyssier (Tel. +33 1 47 55 21 70)
                     investor.relations@chq.alstom.com

Internet:            http://www.alstom.com

                                        *
                                       * *

EXPLANATORY NOTES

This document  explains the  assumptions  used to determine  comparable  figures between June 2001 and June 2002.

ANALYSIS OF ORDERS RECEIVED AND SALES ON A COMPARABLE BASIS

The following  adjustments  have been made to evaluate orders received and sales on a comparable basis :

o  Orders  received and sales  contributed by activities sold since 30 June 2001 have been excluded from the first quarter of fiscal year 01/02.
o  Orders  received and sales  contributed by activities  acquired since 30 June
   2001 have  been  added to the  first  quarter  of  fiscal  year  01/02  using historical  data or same data of fiscal year 02/03 when  historical  data are not available.
o  No modification is performed on fiscal year 02/03 figures.

ACQUISITIONS

Railcare Ltd and Transport Services Calgary have been acquired since the end the first quarter of fiscal year 01/02.  The total impact on comparable  figures for
June 2001 is a € 17  million  increase  in orders  received  and  € 20 million in sales.

No other major activity has been acquired since 30 June 2001.

DISPOSALS

The Contracting Sector and GTRM within the Transport Sector,  were sold since 30
June 2001.  The total  impact on  comparable  figures is  presented in the table below.

--------------------------------------------------------------
                                    30 June 2001
--------------------------------------------------------------
In € million        Orders received         Sales
--------------------------------------------------------------
Contracting                  -645                 -576
--------------------------------------------------------------
GTRM (Transport)             -480                 -105
--------------------------------------------------------------
TOTAL IMPACT               -1,125                 -681
--------------------------------------------------------------

No other major activity has been sold since 30 June 2001.

GEOGRAPHIC BREAKDOWN

------------------------------------------------------------------------------------------------------------------
In € million                      ORDERS RECEIVED                                  SALES
                            Q1        Q4        Q1           %          Q1        Q4        Q1%
                          FY01/02   FY01/02   FY02/03   changeQ1/Q1   FY01/02   FY01/02   FY02/03   changeQ1/Q1
------------------------------------------------------------------------------------------------------------------
European Union             1,666     1,666     2,601        +56%       1,844     1,988     1,601        -13%
    OF WHICH  FRANCE         328       633       703       +114%         366       355       374          2%
                  UK         312       277       447        +43%         324       624       322         -1%
             GERMANY         329       245       442        +34%         240       285       228         -5%
Rest of Europe               333       460       263        -21%         260       373       322         24%
North America              1,792       822     1,203        -33%       1,576     1,450     1,394        -12%
         OF WHICH US       1,579       622     1,041        -34%       1,233     1,114     1,170         -5%
 South & Central
             America         267       330       324        +21%         248       635       394         59%
Africa - Middle East         317        75       409        +29%         380       425       548         44%
Asia - Pacific               741     1,316       875        +18%       1,080     1,192     1,010         -6%
------------------------------------------------------------------------------------------------------------------
TOTAL COMPARABLE           5,117     4,668     5,674        +11%       5,389     6,062     5,269         -2%
------------------------------------------------------------------------------------------------------------------
Discontinued               1,108         -         -          NA         661         -         -          NA
------------------------------------------------------------------------------------------------------------------
Total                      6,225     4,668     5,674         -9%       6,050     6,062     5,269        -13%
------------------------------------------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS

This  Press   Release   contains,   and  other   written  or  oral  reports  and
communications  of  ALSTOM  may  from  time  to  time  contain,  forward-looking statements,  within the meaning of Section 27A of the Securities Act of 1933 and
Section  21E  of  the  Securities   Exchange  Act  of  1934.  Examples  of  such
forward-looking  statements  include,  but are not limited to (i) projections or expectations of sales, income, operating margins,  dividends,  provisions,  cash flow,  debt or other  financial  items or  ratios,  (ii)  statements  of  plans, objectives  or goals of ALSTOM or its  management,  (iii)  statements  of future product or economic performance,  and (iv) statements of assumptions  underlying such statements.  Words such as "believes," "anticipates," "expects," "intends,"
"aims,"  "plans" and "will" and  similar  expressions  are  intended to identify forward-looking  statements but are not the exclusive means of identifying  such statements.  By their very nature,  forward-looking  statements involve inherent
risks   and   uncertainties   that  the   forecasts,   projections   and   other
forward-looking  statements  will not be  achieved.Such  statements are based on management's  current  plans and  expectations  and are  subject  to a number of important  factors that could cause actual results to differ materially from the plans, objectives and expectations expressed in such forward-looking statements.
These factors include (i) the inherent  difficulty of forecasting  future market conditions,  level of infrastructure  spending,  GDP growth generally,  interest
rates  and  exchange  rates;   (ii)  the  effects  of,  and  changes  in,  laws,
regulations, governmental policy, taxation or accounting standards or practices;
(iii) the effects of competition in the product markets and geographic  areas in which  ALSTOM  operates;  (iv) the ability to increase  market share and control costs while  maintaining  high  quality  products and  services;  (v) the timely development of new products and services; (vi) the inherent technical complexity of many of  ALSTOM's  products  and  technologies  and the  ability  to  resolve effectively  and at reasonable cost technical  problems that  inevitably  arise, including in particular the problems  encountered with the GT24/26 gas turbines;
(vii) risks inherent in large  contracts that comprise a substantial  portion of
ALSTOM's  business;  (viii) the effects of acquisitions and disposals;  (ix) the ability  to  invest  in  successfully,  and  compete  at the  leading  edge  of, technology  developments across all of ALSTOM's Sectors; (x) the availability of adequate  cash flow from  operations  or other  sources of  liquidity to achieve management's  objectives or goals,  including our goal of reducing indebtedness;
(xi) timing of completion of the actions focused on cash generation contemplated in  ALSTOM's  "Restore  Value"  programme;  (xii)  the  inherent  difficulty  in estimating  future  charter or sale prices of any  relevant  cruise-ship  in any appraisal  of the  exposure  in respect  of the  Renaissance  matter;  (xiii)the inherent  difficulty in estimating  ALSTOM's  exposure to vendor financing which may notably be affected by customers'  payment default;  (xiv) the unusual level of  uncertainty  at this time  regarding the world economy in general;  and (xv)
ALSTOM's success at adjusting to and managing the risks of the foregoing. ALSTOM cautions that the foregoing list of important  factors is not  exhaustive;  when relying on forward-looking  statements to make decisions with respect to ALSTOM, investors and others should carefully  consider the foregoing  factors and other uncertainties  and events, as well as other factors described in other documents
ALSTOM files from time to time with the  Commission des Operations de Bourse and with the  Securities  and Exchange  Commission,  including  reports on Form 6-K.
Forward-looking statements speak only as of the date on which they are made, and
ALSTOM  undertakes no  obligation to update or revise any of them,  whether as a result of new information, future events or otherwise.

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                 ALSTOM

Date: July 22, 2002                          By: /s/ Philippe Jaffré
                                                 -------------------------------
                                                 Name:   Philippe Jaffré
                                                 Title:  Chief Financial Officer